Penny Auction Solutions, Inc.

330 A Street, Suite 156
San Diego, CA 92101

December 1, 2015

Via FedEx and
Edgar Correspondence

Mara L. Ransom

Assistant Director

Office of Consumer Products

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Penny Auction Solutions, Inc. Amendment No. 1 to Registration Statement on Form 10 Filed October 29, 2015 File No. 000-55004

Dear Ms. Ransom:

This letter sets forth the responses of Penny Auction Solutions, Inc. (the “Company”, “we”, “us” or “our”) to the comments contained in your letter, dated November 12, 2015, relating to the Amendment No. 1 to Registration Statement on Form 10 filed by the Company on September 29, 2015 (the “Registration Statement”). The comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) are set forth in bold text below, and the responses of the Company are set forth in plain text immediately following each comment.

General

1.	We note your response to comment 2 and we re-issue the comment. In this regard, it appears that your operations are limited to your website, which you note in your filing is not currently operational. We also note your response that you “expect to complete [your] IT and marketing plans in anticipation of a 2016 launch” and that you have raised funds through a private placement. Alone, without further information, these actions do not support the conclusion that your company is not a shell company. To the contrary, these actions suggest that your company has no or only nominal operations, and given the nature of your assets, it would appear that your company is a shell company. If you have additional information that you believe disqualifies your company from being a shell company, please provide it to us. Otherwise, please revise your filing to disclose that you are a shell company and further disclose the consequences of such status, such as the restrictions on the transferability of your equity interests and the unavailability of Rule 144.

We respectfully re-reference footnote 172 of SEC Release 33-8869, which states in relevant part: “Contrary to commenters’ concerns, Rule 144(i)(1)(i) is not intended to capture a ’startup company,’ or, in other words, a company with a limited operating history, in the definition of a reporting or non-reporting shell company, as we believe that such a company does not meet the condition of having ‘no or nominal operations.’” On the basis of the facts described in the our October 28, 2015 response to comment 2 of your letter dated October 2, 2015 (the “October 28th Response”), and for the additional reasons set forth below, we respectfully submit that the Company is not the type of company that the SEC intended to capture within the definition of a “shell company”.

Website Development & Operations

In regard to the Staff’s comment concerning the fact that our operations are limited to our website, we offer the following additional information. We classify our Company as a startup company and are in the process of rebranding and re-launching a new, improvised, and updated website platform. As noted in our October 28th Response, we acquired an entire penny auction company (Nailbidder.com) in 2012, which is now a wholly owned subsidiary of the Company. Since the acquisition of Nailbidder, we have been working on a major upgrade to the Nailbidder website in order to launch the site both domestically and internationally. These updates are very extensive and have required a significant amount of time in planning, coding, and the testing of our technology platform. You can find further information in regard to this project by references in the Registration Statement to our “Enterprise Model”.

Also, as noted in our October 28th Response, we have been raising funds in the interim in order to meet the developmental costs of the entire project. At the time of our October 29, 2015 filing of the Registration Statement, we had not yet raised all of the required funding in order to complete our website upgrades to re-launch our website. However, with our recent fund raising activities, we have been able to begin the last phase of our IT / website developments and are projecting to have a completed website ready to launch in early 2016. If we had ample funds before this time period, we would have certainly launched our website and re-established the revenue activities. As you can see from our financial statements, we have spent considerable time and resources since the acquisition of Nailbidder in 2012 in order to complete our IT / website project. The total amount spent to date on the support and development activities is approximately $380,000. This is not a nominal expenditure in regards to an IT project. However, until we raise the entire amount of funding needed, we cannot fully launch our penny auction website. We do expect to obtain sufficient funding in order to have a working website in early 2016.

Significant Resources Invested

There have been over 12,000 man hours alone invested in our business operations, website, and IT platform dedicated to producing a working penny auction website since the acquisition of Nailbidder. During this time, we have contracted with IT development companies, several IT consultants, a variety or business consultants and marketing companies, and hired and trained several staff members regarding our operations.

The total investment from a monetary and time perspective in our website development is certainly not nominal. In fact, the total valuation of our website at the time of acquisition was estimated to be nearly $50,000 per the attached valuation provided by Vantage Point Advisors in October 2012. Currently, we project the value of our website and related assets to be well over $150,000 given the time and monetary funds invested in our website development project since late 2012. These activities and the time investment per the identified items listed in this section and the preceding section are not indicative of a “shell company”.

Actual Operations

As noted in our October 28th Response, our wholly-owned subsidiary, Nailbidder, was operating from 2010 through the time of our purchase of Nailbidder in September 2012. The total revenues of Nailbidder exceeded $254,000 in that timeframe. We also acquired Nailbidder’s database of nearly 30,000 customers. Again, we do not consider this nominal.

From the inception of our acquisition of Nailbidder, our plan was to re-brand and re-launch the site to be more competitive with other penny auction websites and to offer a more scalable solution with our domestic and international launch. This entailed a 36-to-40 month plan and a substantial investment of funds and time resources. As described above, we are now at a point where we expect launch of the website in early 2016. In addition, since our October 28th Response, we have hired two additional employees and have leased additional office space in the Orange County, California area for our operations staff in preparation of our pending launch date.

Effective FINRA 15C211

In 2012, we were able to successfully submit a Rule 15c2-11 application to FINRA. As part of that process, we received a “shell company” comment from FINRA similar to the comment being issued by the Staff. We were able to successfully address FINRA’s concerns on the basis of the facts set forth in our October 28th Response. While we realize that FINRA’s determination is not dispositive in terms of the Staff’s own analysis, we do believe that it is informative for the Staff’s consideration.

* * * *

We trust that the foregoing is responsive to the comments contained in your letter dated November 12, 2015. If you have any questions, please contact me at (714) 651-3120, or our general counsel, Garett Sleichter, at (714) 641-3495.

We appreciate the Staff’s assistance in this matter.

Sincerely,

Bob van Leyen
Chief Financial Officer

Penny Auction Solutions, Inc.

Acquisition of Nail Bidder, Inc. AS OF

March 28, 2012

FINAL

Prepared by

Vantage Point Advisors, Inc.

July 8, 2013

Take aim.

Penny Auction Solutions, Inc.	Exhibit 1, Page 1
Acquisition of Nail Bidder, Inc.
Summary
(Actuals)	Valuation as of March 28, 2012

Total Purchase Price	28-Mar-2012

Shares of Penny Auction Solutions	340,000
Price per share	$0.05

(1) Original purchase consideration	$17,000
add: Interest-bearing debt	-

Total invested capital	$17,000
(2) add: Current liabilities assumed	$32,382

Adjusted purchase price	$49,382

Tangible and Intangible Assets	28-Mar-2012

(2) Cash and cash equivalents	$346

Total tangible assets	$346

Intangible assets
(3) NailBidder.com trade name	$6,000
(4) Customer database	$18,000
(5) Developed software	$12,550
Residual	$12,486

Total intangible assets	$49,036

Total allocated to tangible and intangible assets	$49,382

Notes:

(1) Per Management, this represents 340,000 shares Penny Auction Solutions, Inc. at $0.05 per share.

(2) See Exhibit 8, Page 1 for the transaction’s closing balance sheet.

(3) See Exhibit 5, Page 1 for the NailBidder.com trade name valuation.

(4) See Exhibit 6, Page 1 for the customer database valuation.

(5) See Exhibit 7, Page 1 for the developed software valuation.

Penny Auction Solutions, Inc.	Exhibit 2, Page 1
Acquisition of Nail Bidder, Inc.
Weighted Average Return on Assets
(Actuals)	Valuation as of March 28, 2012

	Valuation	Percent	Pre-tax	After-tax	Weighted	Percent
	Date	of	Rate of	Rate of	Rate of	of Total
	Balances	Total	Return	Return	Return	WARA

(1) Adjusted purchase price	$49,382
(1) Current liabilities	$(32,382)
(2) Debt-free net working capital (surplus)/deficit	$32,382
(3) Non-operating cash	$(346)

Business enterprise value	$49,036

Required return on assets
(4) Net working capital less non-current liabilities	-	0.0%	3.3%	2.0%	0.0%	0.0%
(1) NailBidder.com trade name	$6,000	12.2%	51.0%	51.0%	6.2%	12.2%
(1) Customer database	$18,000	36.7%	51.0%	51.0%	18.7%	36.7%
(1) Developed software	$12,550	25.6%	51.0%	51.0%	13.1%	25.6%
(5) Residual	$12,486	25.5%	52.1%	51.0%	13.0%	25.5%

Total allocation	$49,036	100.0%			51.0%	100.0%

Weighted average return on assets (WARA)	51.0%
Weighted average cost of capital (WACC)	50.0%
Internal rate of return (IRR)	51.1%

Notes:

(1) See Exhibit 1, Page 1 for further details.

(2) See Exhibit 3, Page 2 for a presentation of the Company’s debt-free net working capital requirement.

(3) See Exhibit 8, Page 1 for the closing balance sheet.

(4) Required rate of return is the U.S. bank prime lending rate as of the Valuation Date. Source: Federal Reserve Board.

(5) Based on estimated cost of equity plus 200 basis points to account for the risk associated with goodwill.

Penny Auction Solutions, Inc.	Exhibit 3, Page 1
Acquisition of Nail Bidder, Inc.
Internal Rate of Return - Discounted Cash Flow Method
(Actuals)	Valuation as of March 28, 2012

		(1) Fiscal Year Ending August 31,					Terminal
Internal Rate of Return		2013	2014	2015	2016	2017	Period (2)

Total revenue		$167,160	$178,191	$194,720	$211,248	$233,274	$240,272
annual growth rate		N/A	6.6%	9.3%	8.5%	10.4%	3.0%
Cost of sales		$87,153	$90,644	$95,494	$100,344	$106,554	$108,122
as a % of total sales		52.1%	50.9%	49.0%	47.5%	45.7%	45.0%

Gross profit		$80,007	$87,547	$99,225	$110,904	$126,720	$132,149
Operating expenses		$51,000	$55,000	$58,500	$63,700	$69,500	$72,082
as a % of total sales		30.5%	30.9%	30.0%	30.2%	29.8%	30.0%

EBITDA		$29,007	$32,547	$40,725	$47,204	$57,220	$60,068
as a % of total sales		17.4%	18.3%	20.9%	22.3%	24.5%	25.0%
(3) Depreciation		-	-	-	-	-	-

EBIT		$29,007	$32,547	$40,725	$47,204	$57,220	$60,068
as a % of total sales		17.4%	18.3%	20.9%	22.3%	24.5%	25.0%
(4) Estimated tax	40.0%	$(11,603)	$(13,019)	$(16,290)	$(18,881)	$(22,888)	$(24,027)

Debt free net income		$17,404	$19,528	$24,435	$28,322	$34,332	$36,041

Debt free net income		$17,404	$19,528	$24,435	$28,322	$34,332	$36,041
(5) Incremental working capital	0.0%	-	-	-	-	-	-
(3) Capital expenditures		-	-	-	-	-	-
(3) Depreciation		-	-	-	-	-	-

Debt free net cash flow		$17,404	$19,528	$24,435	$28,322	$34,332	$36,041
Discount periods - mid-period convention		0.713	1.925	2.925	3.925	4.925
(6) Present value (PV) factor	51.1%	0.745	0.452	0.299	0.198	0.131

PV of invested capital cash flow		$12,971	$8,825	$7,309	$5,607.60	$4,499

Sum of pv of interim periods	$39,212
PV of perpetuity	$9,825			Terminal Year Cash Flow, FY 2018			$36,041
					(7) Discount Rate		51.1%
Business enterprise value	$49,036				(8) Growth Rate		3.0%
Cash	$346				Capitalization Rate		48.1%
(5) Cash-free working capital surplus/(deficit)	$(32,382)
					Future Value, FY 2017		$74,965
Total invested capital	$17,000
Current liabilities	$32,382				Discount Factor		0.131

Adjusted purchase price	$49,382				Present Value		$9,825

Notes:

(1) The acquisition occurred on March 28, 2012. Management provided the forecasts of fiscal 2013 through 2017.

(2) The terminal period calculated according to the following assumptions:

i. Normalized growth rate of 3.0 percent;

ii. EBITDA as a percentage of revenue at 25.0 percent;

(3) Deprecation and capital expenditures were assumed to be minimal and offsetting. Thus, we set these values equal to zero.

(4) Estimated effective tax rate for the Company which reflects the combined effects of federal and state income tax payments.

(5) See Exhibit 3, Page 2 for the Company’s historical debt-free net working capital requirement.

(6) Solved to equate the present value of the prospective financial information with the adjusted purchase price.

(7) Normalized growth rate reflects estimated sustainable long-term growth rate.

Penny Auction Solutions, Inc.	Exhibit 3, Page 2
Acquisition of Nail Bidder, Inc.
Internal Rate of Return - Historical Debt-free Net Working Capital Requirement
(Actuals)	Valuation as of March 28, 2012

Historical Analysis

Historical Figures	31-Mar-2012	% of Sales

Annual sales	$3,831	100.0%

Current assets	$346	9.0%
Current liabilities	$32,382	845.2%

Working capital	$(32,036)	-836.2%
add: Current portion of interest-bearing debt	-	0.0%

Debt-free working capital	$(32,036)	-836.2%
less: Cash and cash equivalents	$346	9.0%

Debt-free net working capital	$(32,382)	-845.2%

Selected

(1) Selected debt-free net working capital assumption	0.0%

Required debt-free net working capital	$0
Available debt-free net working capital	$(32,382)

Surplus/(deficit) debt-free net working capital	$(32,382)

Notes:

(1) Based on discussions with Management.

Penny Auction Solutions, Inc.	Exhibit 4, Page 1
Acquisition of Nail Bidder, Inc.
Weighted Average Cost of Capital - Capital Asset Pricing Model
(Actuals)	Valuation as of March 28, 2012

		Target
	Cost of	Capital	Weighted
Weighted Average Cost of Capital	Capital	Structure	Cost

(1) Debt	3.0%	0.0%	0.0%
Equity	50.1%	100.0%	50.1%

Weighted average cost of capital			50.1%

Concluded WACC - rounded			50.0%

Cost of Equity - Capital Asset Pricing Model (CAPM)

(2) Risk-free rate (20-year U.S. treasury coupon bond yield)			2.3%
(3) Market equity risk premium			6.1%
(4) Industry risk premium (SIC Code: 7371)			-0.1%
(5) Size premium (10-smallest)			11.8%
(6) Company specific risk adjustment			30.0%

Subject line of business cost of equity estimate - rounded			50.1%

Cost of Debt

(7) Pre-tax cost of debt			5.0%
Income tax rate			40.0%

Concluded after-tax cost of debt - rounded			3.0%

Notes:

(1) Source: SBBI 2012 Cost of Capital Yearbook. Reflects marketplace leverage ratios for SIC Code 7371: Computer Programming Services.

(2) Reflecting the rate on the 20-year treasury as of March 28, 2012. Source: The Federal Reserve Board.

(3) Source: SBBI 2012 Valuation Yearbook. Reflects long-horizon equity risk premium (supply side) for the period 1926 - 2011.

(4) Source: SBBI 2012 Valuation Yearbook. SIC Code 7371: Computer Programming Services.

(5) Source: SBBI 2012 Valuation Yearbook. Size premium (return in excess of CAPM) for companies in market capitalization decile 10z from 1926 to 2011.

(6) Company specific risk represents forecast related risk.

(7) The market participant’s estimated cost of borrowing; Moody’s seasoned Baa rated bonds as of March 28, 2012. Source: The Federal Reserve Board.

Penny Auction Solutions, Inc.	Exhibit 5, Page 1
Acquisition of Nail Bidder, Inc.
Valuation of Trade Name - Relief from Royalty Method
(Actuals)	Valuation as of March 28, 2012

		Fiscal Year Ending August 31,
		2013	2014	2015	2016	2017

(1) Total Revenue		$167,160	$178,191	$194,720	$211,248	$233,274
Growth From Prior Year		N/A	6.6%	9.3%	8.5%	10.4%
(2) Pre-tax Royalty Rate	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%

Pre-tax Royalty Savings		$5,015	$5,346	$5,842	$6,337	$6,998
(3) Income taxes	40.0%	$(2,006)	$(2,138)	$(2,337)	$(2,535)	$(2,799)

After-tax royalty savings		$3,009	$3,208	$3,505	$3,802	$4,199

Periods discounting		0.713	1.925	2.925	3.925	4.925
(4) Present value factor	51.0%	0.746	0.452	0.300	0.198	0.131
Present value of cash flow		$2,243	$1,451	$1,050	$754	$552

Sum of present value of cash flows		$6,050

Estimated fair value of NailBidder.com trade name		$6,050

Estimated fair value of NailBidder.com trade name – rounded		$6,000

Notes:

(1) See Exhibit 3, Page 1 for projected revenue.

(2) See Exhibit 5, Page 2 and Exhibit 5, Page 3 for market royalty rates and profit-split analyses.

(3) Estimated effective tax rate for the Company which reflects the combined effects of federal and state income tax payments.

(4) Present value factor is calculated using the after-tax rate of return. See Exhibit 2, Page 1.

Penny Auction Solutions, Inc.	Exhibit 5, Page 2
Acquisition of Nail Bidder, Inc.
Valuation of Trade Name - Market Data used in Relief from Royalty Method
(Actuals)	Valuation as of March 28, 2012

				Royalty Rate
Date	Licensee	Licensor	Description	Low	High

31-Oct-2008	Brink’s Home Security Holdings, Inc.	Brink’s Network, Incorporated	The Licensor granted the Licensee an exclusive, nontransferable License to use the Trade Symbol of the Licensor in relation to the services and products within the territory. The Licensee operates in the home alarm systems industry. Territory shall mean the United States of America, Puerto Rico and Canada. “BHS Domain Names” shall mean each of mybrinks.com, brinksbusinesssecurity.com, brinkshomesecurity.com, brinkshometechnologies.com, brinksauthorizeddealer.com and brinkshomesecurityholdings.com. “BHS Trade Symbols” shall mean any of the Trade Symbols identified in Schedule A as a “BHS Trade Symbol.” “Services” shall mean (a) the provision, rental, installation, servicing, repair, distribution, storage, monitoring and maintenance of (i) security alarm systems for business and residential premises, including any video surveillance and any fire, carbon dioxide, water, temperature, intrusion and/or medical emergency alarm components of such security alarm systems, and (ii) personal emergency response systems for senior citizens; (b) personal identity protection services; and (c) the marketing, packaging, advertising and promotion of any of the services listed in this definition. “Products” shall mean any apparatus, component and/or software program used, marketed, leased or sold in the performance of the Services by Licensee.	1.3%	1.3%

04-Jan-2008	Extensions, Inc.	Extensions Media Llc	The Lessor, who owns the Domain Name www.ext.com, has agreed to lease the right to develop the domain www.ext.com for the purpose of developing a social support network. “Social Network” means the creation of a network where members can sign up, and interact with one another residing on the www.ext.com domain. “Domain name” means www.ext.com. “Sub-Domain name” means any name between the www. and .ext.com, for example “www.cancer.ext.com”. “Sub-Sub-Domain” name mean any name before the Sub-Domain name, for example, www.breast.cancer.ext.com”. The Company is in the business of developing, operating, and marketing information architecture solutions to assist in solving and creating awareness concerning complex problems and issues. Our first solution we have been developing is an interactive online community dedicated to constantly improving the way people with cancer manage their disease. A royalty will be paid per subscriber and on gross revenue.	5.0%	9.0%

15-Feb-2007	China Digital Mobile Television Co., Ltd.	China Digital Technology Consulting (Shenzhen) Co., Ltd.	This Domain Name License Agreement is executed by and between the following parties as of February 15, 2007. Chinese Licensor hereby grants to Licensee, and Chinese Licensee hereby accepts, the exclusive right to use the domain names. Licensor hereby grants to Licensee the exclusive right to use the following domain names (the “Target Domain Names”): (1) www.cdmtv.tv (including its general website), and (2) www.cdmg.cn.	2.0%	2.0%

01-Feb-2007	Virgin Media Inc.	Virgin Enterprises, Ltd.	The British Licensor granted the Licensee a 30-year, exclusive License within the U.K. and Ireland. The License entitles the Licensee to use the “Virgin’’ name for the TV, broadband internet, telephone and mobile phone services it provides to its residential customers, as well as the acquisition and branding of sports, movies and other premium television content and the sale of certain communications equipment, such as set top boxes and cable modems. For the Licensee’s content operations, they have agreed in principle with the Licensor to extend the License to entitle it to use the “Virgin Media Television’’ name for the creation, distribution and management of its wholly-owned television channels, and to provide certain complimentary services to its residential customers.	0.3%	0.3%

15-Nov-2004	Wimax Eu, Ltd.	Eurotec Capital Ventures, Ltd.	The parties entered into a Business Rights Transfer and a royalty agreement whereby the licensee obtained 40 URL’s and an accompanying business strategy for developing a market for the delivery of wireless broadband internet services in Europe.	1.5%	1.5%

			Low:	0.3%	0.3%
			Median:	1.5%	1.5%
			Average:	2.0%	2.8%
			High:	5.0%	9.0%

			(1) Selected:	3.0%

Notes:

Source: RoyaltySource

(1) Selection based on observed high and lows for similar trade names, and consideration of the Company’s reliance on its trade name as a driver of its business.

Penny Auction Solutions, Inc.	Exhibit 5, Page 3
Acquisition of Nail Bidder, Inc.
Valuation of Trade Name - Profit-split Analysis to Support Relief from Royalty Method
(Actuals)	Valuation as of March 28, 2012

	Fiscal Year Ending August 31,
		2013	2014	2015	2016	2017

(1) Total Revenue		$167,160	$178,191	$194,720	$211,248	$233,274

(1) EBIT		$29,007	$32,547	$40,725	$47,204	$57,220

EBIT Margin		17.4%	18.3%	20.9%	22.3%	24.5%

(2) Profit Split Percentage	33.0%	5.7%	6.0%	6.9%	7.4%	8.1%
(2) Profit Split Percentage	55.0%	9.5%	10.0%	11.5%	12.3%	13.5%

Notes:

Source: Valuing Intangible Assets, Reilly, Schweihs, 1998, Pg. 193.

(1) See Exhibit 3, Page 1 for projected revenue and EBIT.

(2) Profit split benchmarks of 33.0 percent and 55.0 percent of EBIT is a rule-of-thumb analysis to estimate the maximum sustainable licensing fee for most businesses.

Penny Auction Solutions, Inc.	Exhibit 6, Page 1
Acquisition of Nail Bidder, Inc.
Customer Database Valuation - Cost Approach
(Actuals)	Valuation as of March 28, 2012

		Number of	Cost Per
Customer Database		Hours (1)	Hour (2)	Total

Reproduction cost		500	$70.00	$35,000

Obsolescence	50.0%			$(17,500)

Replacement cost				$17,500

Estimated fair value of customer database - rounded				$18,000

Notes:

(1) Data provided by Management.

(2) Estimated cost per hour to pay software engineers.

Penny Auction Solutions, Inc.	Exhibit 7, Page 1
Acquisition of Nail Bidder, Inc.
Developed Software Valuation - Multi-period Excess Earnings Method
(Actuals)	Valuation as of March 28, 2012

			Fiscal Year Ending August 31,
			2013	2014	2015	2016	2017

(1) Total revenue			$167,160	$178,191	$194,720	$211,248	$233,274
Revenue growth			N/A	6.6%	9.3%	8.5%	10.4%

Beginning	Rate of decay:	20.0%	100.0%	80.0%	60.0%	40.0%	20.0%
Ending			80.0%	60.0%	40.0%	20.0%	0.0%
(2) Average attrition retained			90.0%	70.0%	50.0%	30.0%	10.0%

Adjusted revenue attributable to developed software			$150,444	$124,734	$97,360	$63,374	$23,327
(3) Cost of sales			$(78,438)	$(63,451)	$(47,747)	$(30,103)	$(10,655)
Percentage of revenue			52.1%	50.9%	49.0%	47.5%	45.7%
(3) Operating expenses			$(45,900)	$(38,500)	$(29,250)	$(19,110)	$(6,950)
Percentage of revenue			30.5%	30.9%	30.0%	30.2%	29.8%
(4) Savings from new software research and development			$4,513	$3,742	$2,921	$1,901	$700

EBITDA			$30,619	$26,525	$23,283	$16,062	$6,422
Percentage of revenue			20.4%	21.3%	23.9%	25.3%	27.5%
(3) Depreciation expense			-	-	-	-	-
(5) NailBidder.com trade name royalty rate		3.0%	$(4,513)	$(3,742)	$(2,921)	$(1,901)	$(700)

EBIT			$26,106	$22,783	$20,363	$14,161	$5,722
Percentage of revenue			17.4%	18.3%	20.9%	22.3%	24.5%
Income tax		40.0%	$(10,442)	$(9,113)	$(8,145)	$(5,664)	$(2,289)

Debt-free net cash flow from operations			$15,664	$13,670	$12,218	$8,497	$3,433

(6) Contributory asset charges (after-tax)
Return on working capital		0.00%	-	-	-	-	-
Customer database charge			$(8,262)	$(6,426)	$(4,590)	$(2,754)	$(918)

Total contributory asset charges			$(8,262)	$(6,426)	$(4,590)	$(2,754)	$(918)

Adjusted net cash flow			$7,402	$7,244	$7,628	$5,743	$2,515
Discount periods - mid-period convention			0.713	1.925	2.925	3.925	4.925
(7) Present value (PV) factor - rounded		51.0%	0.746	0.452	0.300	0.198	0.131

Present value of net cash flow			$5,518	$3,277	$2,285	$1,139	$330

Sum of present value of net cash flows		$12,550

Estimated fair value of developed software		$12,550

Estimated fair value of developed software - rounded		$12,550

Notes:

(1) See Exhibit 3, Page 1 for projected revenue.

(2) Per Management representation.

(3) See Exhibit 3, Page 1. Expenses as a percentage of revenue are at enterprise levels.

(4) Add-back represents estimated cost of 3.0 percent of adjusted revenue to develop new software.

(5) See Exhibit 5, Page 2.

(6) See Exhibit 7, Page 2 for contributory asset calculations.

(7) Present value factor is calculated using the after-tax rate of return. See Exhibit 2, Page 1.

Penny Auction Solutions, Inc.	Exhibit 7, Page 2
Acquisition of Nail Bidder, Inc.
Contributory Asset Charges - Developed Software, Multi-period Excess Earnings Method
(Actuals)	Valuation as of March 28, 2012

			Twelve Months Ended August 31,
Contributory Asset Charges			2013	2014	2015	2016	2017

(1) Total revenue			$167,160	$178,191	$194,720	$211,248	$233,274
Revenue growth rate				6.6%	9.3%	8.5%	10.4%

(2) Debt-free Net Working Capital Charge
Normalized debt-free net working capital			-	-	-	-	-
percentage of revenue			0.0%	0.0%	0.0%	0.0%	0.0%
Required rate of return, debt-free net working capital	(5)	2.0%	-	-	-	-	-
percentage of revenue			0.00%	0.00%	0.00%	0.00%	0.00%
Selected		0.00%

(3) NailBidder.com Trade Name Charge		$6,000

Pre-tax royalty rate	(3)	3.0%

(4) Customer Database Charge		$18,000

Required rate of return	(5)	51.0%	$9,180	$9,180	$9,180	$9,180	$9,180

Total revenue			$167,160	$178,191	$194,720	$211,248	$233,274
Revenue, customer relationships			$150,444	$124,734	$97,360	$63,374	$23,327
% of revenue			90.0%	70.0%	50.0%	30.0%	10.0%

Asset charges - developed software			$8,262	$6,426	$4,590	$2,754	$918

Notes:

(1) See Exhibit 3, Page 1 for projected enterprise revenue.

(2) See Exhibit 3, Page 2 for the debt-free net working capital requirement.

(3) See Exhibit 5, Page 1 for the estimated fair value.

(4) See Exhibit 6, Page 1 for the estimated fair value.

(5) See Exhibit 2, Page 1 for the after-tax rate of return.

Penny Auction Solutions, Inc.	Exhibit 8, Page 1
Acquisition of Nail Bidder, Inc.
Historical Balance Sheets
(Actuals)	Valuation as of March 28, 2012

Balance Sheet	31-Mar-12	Common Size

Assets
Current assets
Cash and cash equivalents	$346	100.0%

Total current assets	$346	100.0%

Total assets	$346	100.0%

Liabilities and stockholders’ equity
Current liabilities
Accounts payable	$25,643	7420.0%
Due to officer	$6,739	1950.0%

Total current liabilities	$32,382	9370.0%

Stockholders’ equity
Common stock	$20,074	5808.6%
Paid in capital	$36,142	10458.0%
Retained earnings	$(80,683)	-23346.4%
Net income	$(7,569)	-2190.2%

Total stockholders’ equity	$(32,036)	-9270.0%

Total liabilities and stockholders’ equity	$346	100.0%

Notes:

Sources: management prepared adjusted balance sheet as of May 31, 2012.

Penny Auction Solutions, Inc.	Exhibit 9, Page 1
Acquisition of Nail Bidder, Inc.
Historical Income Statements
(Actuals)	Valuation as of March 28, 2012

	LTM ended	Common
Income Statement	31-Mar-12	Size

Total revenue	$3,831	100.0%
Cost of sales	$4,471	116.7%

Gross profit	$(640)	-16.7%

Operating expenses
General and administrative	$6,211	162.1%
Advertising and promotional	$594	15.5%

Total operating expenses	$6,805	177.6%

EBIT	$(7,445)	-194.3%

Interest expense	$125	3.3%

Net income	$(7,569)	-197.6%

Notes:

Sources: management prepared income statement for the twelve months ended May 31, 2012.

Vantage Point Advisors, Inc.

QUALIFICATIONS

Take aim.

TODD G. POLING

President, Vantage Point Advisors

OVERVIEW

Prior to founding Vantage Point, Todd Poling was Managing Director of CBIZ Valuation Group, Inc., spending several years each in the firm’s Dallas, San Diego, and Los Angeles offices. While at CBIZ, Mr. Poling managed large and complex valuation consulting engagements focusing heavily in the transaction arena. He participated in numerous engagements involving corporate re-structuring, initial public offerings, mergers and acquisitions, ESOPs and fairness opinions. In addition, he provided valuation consulting in litigation support situations and served as an expert witness in both deposition and trial settings.

Before joining CBIZ, Mr. Poling served as General Manager of ADR, Inc. a start-up manufacturer of drapery hardware and other fabricated furniture products based in Dallas, Texas. Today ADR, Inc. is an internationally known leader in its field with over 150 employees. He began his career with Arthur Andersen & Co.

Mr. Poling graduated from the University of South Dakota with a B.S. in Accounting and earned an MBA from Southern Methodist University. He currently serves on the Board of Directors of the San Diego Chapter of the Association for Corporate Growth (ACG), the Advisory Board of the San Diego State University Entrepreneurial Management Center (EMC), the San Diego Rotary Club 33, and the Board of Directors of both the Alumni Association and Foundation at the University of South Dakota.

PROFESSIONAL EXPERIENCE

•	Vantage Point Advisors – President
•	CBIZ Valuation Group – Managing Director
•	ADR, Inc. – General Manager
•	Arthur Andersen & Co. – Associate

PROFESSIONAL ASSOCIATIONS AND OTHER CREDENTIALS

•	Member, American Institute of Certified Public Accountants
•	Associate Member, American Society of Appraisers

BOARDS AND OTHER CIVIC ACTIVITIES

•	San Diego Rotary Club 33

•	Board of Directors – Association for Corporate Growth (ACG), San Diego Chapter
•	Board of Advisors – Entrepreneurial Management Center (EMC), San Diego State University

•	Board of Directors – University of South Dakota Alumni Assoc., Vermillion, SD

•	Trustee – University of South Dakota Foundation

•	Past Volunteer – Big Brothers and Junior Achievement

SELECT LECTURES AND APPEARANCES

•	“Staying in or Getting Out - Exploring Exit Strategies and Liquidity Options”

- Presentation with Allen Matkins and Northwestern Mutual Financial Network

- The Entrepreneurial Management Center (EMC) Retreat 2/09

•	“The Nuts and Bolts of M&A”– presentation with Duane Morris, LLP

- The Entrepreneurial Management Center (EMC) Roundtable Panel 9/08

•	“How to Go Up in a Down Market” BioCom CFO Series 05/08
•	“Valuation Workshop” The Entrepreneurial Management Center (EMC) 2/08
•	“Valuation of Early-Stage Enterprises” panel moderator: Early Stage Investing Conference 10/04

EDUCATION

•	MBA, Marketing, Finance and Entrepreneurial Studies 1993 Southern Methodist University, Dallas, Texas
•	BA, Accounting 1988 University of South Dakota, Vermillion, South Dakota

VANTAGE POINT ADVISORS

Vantage Point Advisors specializes in corporate valuation and related financial advisory services. The firm provides purchase price allocation and goodwill impairment studies in connection with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 805, Business Combinations and ASC Topic 350, Intangibles – Goodwill and Other, stock option and stock plan valuations in connection with ASC Topic 718, Stock Compensation and IRC 409A, fair value studies in connection with ASC Topic 815, Derivatives and Hedging and ASC 820, Fair Value Measurement, ESOP valuations, fairness opinions, valuation opinions for gift and estate planning purposes, valuation opinions for marital dissolutions, intangible asset and intellectual property valuations, and valuations for other general corporate purposes. Financial advisory services include assisting clients in developing value creation, growth, and exit strategies.

Todd G. Poling Vantage Point Advisors, Inc. Page 2